UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement and Completion of the Purchase of the Robin Hill Hotel and the Villa

On December 6, 2022, MDJM LTD, a Cayman Islands company (the “Company”), through its wholly owned subsidiary, MD Local Global Limited, a United Kingdom company (“MD UK”), entered into a Contract for the Sale of Freehold Land (the “Contract”) with Pioneer Hotels Limited, a United Kingdom company (“Pioneer”). On the same day, MD UK completed the purchase of the Robin Hill Hotel and the Villa, Braddons Hill Road, Torquay TQ1 1HF (the “Property”) and paid the full purchase price of £850,000 (the “Price”) pursuant to the Contract. Pioneer is independent from all directors and officers of the Company, and the Company itself.

Pursuant to the Contract, MD UK agreed to purchase and purchased the Property from Pioneer for the Price, and Pioneer agreed to sell and sold such Property and agreed to deliver the completed transfer deed, in original and counterpart, of the Property (the “Deed”) to MD UK on December 6, 2022, or within 10 working days after December 6, 2022. Upon receipt of the Deed, MD UK will apply to register the transfer of ownership of the Property at the local authority promptly and, in any event within one month from the date of such receipt. The Contract contains customary representations and warranties of Pioneer, customary conditions to completion, and other customary obligations and rights of the parties.

The foregoing description of the Contract does not purport to be complete and is qualified in its entirety by reference to the full text of the Contract, a copy of which is filed herewith as Exhibit 10.1.

Exhibit Index

Exhibit No.	Description
10.1	Contract for the Sale of Freehold Land between Pioneer and MD UK dated December 6, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 9, 2022

MDJM LTD

By:	/s/Siping Xu
Name:	Siping Xu
Title:	Chief Executive Officer